Filed by Perfect Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Provident Acquisition Corp.

Commission File No. 001-39860

Date: March 3, 2022

LinkedIn Post:

Perfect Corp. to list on NASDAQ by merging with SPAC Company Provident Acquisition Corp. For more details, please first read the legends immediately after the link below and click the link.

https://lnkd.in/gpRZkACH [forbes.com]

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and sect ion 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect and Provident. Any statements that refer to expectations, projections or other characterizations of future events, including expectations related to the proposed transaction are forward -looking statements. These statements involve risks and uncertainties that may cause actual results to differ materially from current expectations. Forward-looking statements in this communication or elsewhere speak only as of the date made. You should, therefore, not rely on these forward -looking statements as representing the views of Perfect or Provident as of any subsequent date.

Important Additional Information and Participants in Solicitation

For important additional information on the proposed transaction, see Provident's Current Report on Form 8-K, which has be filed on March 3, 2022. In connection with the proposed transaction, Perfect will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Perfect's securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Provident to vote on the proposed transaction. Information regarding the persons who may be deemed participants in the solicitation of Provident's shareholders in connection with the proposed transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents, once available, can also be obtained, without charge, at the SEC's website at www.sec.gov or by directing a request to: info@providentgrowth.com.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Perfect or Provident, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Forbes Article:

Goldman Sachs-Backed Virtual Beauty App Developer To Go Public In $1 Billion SPAC Deal

Zinnia Lee

Forbes Staff

Asia

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Listen to article 4 minutes

Alice Chang, founder and CEO of Perfect Corp.

COURTESY OF PERFECT CORP.

Perfect Corp., a Taiwan-headquartered virtual beauty try-on app developer, announced on Thursday it is merging with a blank check company to go public in the U.S. at a valuation of $1 billion.

Founded in 2015, Perfect Corp. markets itself as a leading artificial intelligence and augmented reality beauty and fashion tech solutions provider. The applications it has developed allow users to analyze the condition of their skin and virtually try on makeup, hair and nail colors, as well as other accessories.

The company said its technologies have been deployed by more than 420 beauty brands in over 80 countries, including Estee Lauder Companies’ brands Mac and Clinique. It has also partnered with Facebook’s parent company Meta, Snapchat’s operator Snap, as well as Alibaba’s e-commerce sites to offer makeup try-on tools on each of their respective platforms.

Perfect Corp. said Thursday that it has entered into a definitive agreement to merge with Nasdaq-listed Provident Acquisition Corp. The business combination is expected to provide Perfect Corp. with up to $335 million of proceeds, including $50 million raised through a private investment in public equity, or PIPE, from investors including luxury fashion brand Chanel, cosmetic company Shiseido, as well as Snap, among others. The SPAC deal is expected to be completed in the third quarter, Perfect Corp. said.

Perfect Corp.’s roster of investors includes Goldman Sachs, Alibaba and CyberLink, a Taiwan-listed multimedia software company, among others. The firm said it has “come close to breaking even” for the past three years.

The merger will allow Perfect Corp. to expand its business, most of which is currently in the U.S. and Europe, further into Southeast Asia and the Middle East, founder and CEO Alice Chang told Forbes. The company is also planning to expand its virtual try-on offerings to cover more categories and more online platforms, she added.

“Beauty product users don’t just shop in physical stores, but also on social media and online sites. So we need to expand our technologies, not just on the brand side, but also on every platform,” Chang said. “We want to become an augmented reality powerhouse, using our technology to solve different pain points of users in different areas and regions.”

Augmented reality applications have been gaining in popularity during the pandemic because many brick-and-mortar stores carrying beauty and fashion products were forced to shut down, and moreover, physically trying on such goods raises safety and hygiene concerns. Luxury brands like Louis Vuitton and Gucci have already adopted the nascent technology, allowing customers to virtually try on their sunglasses and sneakers before making purchases.

Chang added that Perfect Corp. has plans to jump on the metaverse bandwagon. The term, which has recently become a buzzword after Facebook changed its name to Meta, refers to a digital realm that combines the technologies of gaming, social media, cryptocurrencies, augmented and virtual reality in a forum where users can interact virtually. Chang said she believes virtual try-on will play a key role in making customer engagement interactive in the metaverse.

Chang founded Perfect Corp. in 2015 as a spinoff from CyberLink, where she served as the CEO for nearly two decades, developing technologies like facial recognition. As a self-described beauty lover, Chang said she wanted to deploy augmented reality technology to help customers avoid mistakes such as buying the wrong shade of makeup products.

Perfect Corp. also operates virtual makeover and photo editing consumer mobile applications. The company said its apps have achieved more than 950 million downloads globally and enabled user to virtually try on products about 10 billion times last year.

About Perfect Corp.

Founded in 2015, Perfect is a global leader in providing AR and AI SaaS solutions to beauty and fashion industries. Utilizing facial 3D modeling, and AI deep learning technologies, Perfect empowers beauty brands with product try-on, facial diagnostics, and digital consultation solutions to provide consumers with an enjoyable, personalized, and convenient omnichannel shopping experience. Today, Perfect has the leading market share in helping the world’s top beauty brands execute digital transformation, improve customer engagement, increase purchase conversion, and drive sales growth while maintaining environmental sustainability and fulfilling social responsibilities. For more information, visit https://www.perfectcorp.com/business.

About Provident Acquisition Corp.

Affiliated with Provident Capital, Provident is a special purpose acquisition company formed for the purpose of entering into a combination with one or more businesses. Provident’s sponsor team combines over 85 years of experience in investment, technology, and beauty industries to bring an innovative global technology leader to the public capital market. Led by Winato Kartono as the executive chairman, Michael Aw as the CEO and CFO, and Andre Hoffmann as the president, Provident seeks to complete business combinations with companies headquartered in Asia but with global footprints, proven technologies, and leading market share. To learn more, visit http://www.paqc.co

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect and Provident. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers or user and market share, the capability of Perfect’s technology, Perfect’s business plans including its plans to expand globally, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Perfect’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially diﬀerent from those expressed or implied by these forward-looking statements. These statements are based on Perfect and Provident’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect and Provident’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect or Provident to predict these events or how they may affect Perfect or Provident. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the proposed transaction, which is expected to be filed by Perfect with the SEC and other documents filed by Perfect or Provident from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward-looking statements. Neither Perfect nor Provident can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Perfect or Provident, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Provident, default in any forward purchase agreement or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Perfect or Provident as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with brands, customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Perfect’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; unforeseen developments in the relatively new and rapidly evolving markets in which Perfect operates, competition in the markets in which Perfect operates or plans to operate, including with competitors who have significantly more resources; ability to retain and expand sales to existing brand customers and individual app users or attract new brand customers and new app users, or if users decrease their level of engagement with our brand customers or Perfect’s apps; ability to monetize Perfect’s apps to generate sustainable revenue; ability to make continued investments in Perfects AI and AR-powered technologies; the need to attract, train and retain highly-skilled technical workforce; reliance on certain platforms for payment processing; user misconduct or misuse of Perfect’s apps; security breaches of improper access to data or user data; reliance on a limited number of cloud storage service providers; reliance on third-party proprietary or open-source software; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of brand partners for a significant portion of Perfect’s revenue; use of a dual-class structure by the combined company; interests of certain Perfect shareholders may differ from those of investors in the combined company; internal control over financial reporting and ability to remediate any significant deficiencies or material weaknesses; changes in laws and regulations related to privacy, cybersecurity and data protection; ability to enforce, protect and maintain intellectual property rights; geopolitical, regulatory and other risks associated with Perfect’s operations in the Republic of China and the People’s Republic of China; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 to be filed by Perfect with the SEC and those included under the heading “Risk Factors” in the final prospectus for Provident’s initial public offering, filed pursuant to Rule 424b(4) on January 8, 2021, and its annual report on Form 10-K for year ended December 31, 2020 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Perfect nor Provident presently knows or that Perfect and Provident currently believe are immaterial that could also cause actual results to diﬀer from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, Provident, their respective directors, officers or employees or any other person that Perfect and Provident will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Perfect and Provident as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither Perfect nor Provident has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect or Provident as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

For additional information on the proposed business combination, see Provident’s Current Report on Form 8-K, which has been filed on March 3, 2022. In connection with the proposed transaction, Perfect will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Perfect’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Provident to vote on the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, shareholders of Provident, investors and other interested persons are advised to read CAREFULLY IN their ENTIRETY, when available, the preliminary proxy statement / prospectus (including any amendments thereto), as well as other documents to be filed with the SEC, because these documents will contain important information about Perfect, Provident and the proposed transaction. After the registration statement is declared eﬀective, the definitive proxy statement / prospectus to be included in the registration statement will be mailed to shareholders of Provident as of a record date to be established for voting on the proposed transaction. The preliminary and definitive proxy statement / prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov or by directing a request to: info@providentgrowth.com.

Participants in Solicitation

Perfect and Provident and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Provident and their ownership is set forth in Provident’s filings with the SEC, including Provident’s final prospectus for its initial public offering, filed pursuant to Rule 424b(4) on January 8, 2021, its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Provident’s shareholders in connection with the proposed transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: info@providentgrowth.com.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an oﬀer to sell or a solicitation of an oﬀer to buy any securities of Perfect or Provident, nor shall there be any sale of any such securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No oﬀer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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